SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2004, the related statements of income for the quarter then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company's management.

2. Except for the issue presented in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. As described in Note 14 to the quarterly financial information, the Company and its affiliate MRS Logística S.A. and its subsidiary Galvasud S.A. elected to defer net losses arising from exchange variations in the year 2001, in conformity with Provisional Measure no.3/2001 and Deliberations no.404/2001 and 409/2001 from the Brazilian Securities Commission – CVM. The accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of March 31, 2004 the stockholders' equity is overstated by approximately R$55 million (R$75 million in the year 2003) and the net income for the period ended March 31, 2004, is understated by approximately R$20 million (R$23 million for the first quarter of 2003), net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in Note 7 to the Quarterly Information, as of March 31, 2004, the Company and its subsidiaries had recorded in current assets, accounts receivable in the amount of R$77 million, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. These amounts are subject to changes, depending on the decision on judicial process under-way filed by electric energy sector, related to the interpretation of market regulation in effect for that period.

6. The individual and consolidated financial statements as of December 31, 2003 presented for comparative purposes, were reviewed by us, and our report, dated February 27, 2004 included a qualification with respect to the deferral of net negative exchange variations for the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE for the period September 2000 to September 2002. The individual and consolidated statements of income in the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by us, and our report, dated May 2, 2003, contains a qualification with respect to the deferral of net negative exchange variations in the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the MAE.

7. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in Note 24, the EBTIDA Statement included in Note 25, and the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the Quarterly Information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. This information was reviewed according to the review procedures mentioned in paragraph (2) above, and based on our special review, is fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

Rio de Janeiro, April 30, 2004

DELOITTE TOUCHE TOHMATSU   Marcelo Cavalcanti Almeida
Auditores Independentes   Engagement Partner

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 03/31/2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
1	Total Assets	24,463,953	24,310,482
1.01	Current Assets	5,444,298	5,507,669
1.01.01	Cash	123,428	69,027
1.01.02	Credits	1,682,192	1,740,091
1.01.02.01	Trade accounts receivable - Domestic Market	702,768	695,978
1.01.02.02	Trade Accounts Receivable - Export Market	1,080,337	1,142,383
1.01.02.03	Allowance for doubtful accounts	(100,913)	(98,270)
1.01.03	Inventories	832,916	642,435
1.01.04	Others	2,805,762	3,056,116
1.01.04.01	Marketable Securities	2,192,910	2,124,144
1.01.04.02	Withholding Income Tax and Social Contribution to Offset	4,668	75,407
1.01.04.03	Deferred Income Tax	213,372	241,194
1.01.04.04	Deferred Social Contribution	53,465	61,737
1.01.04.05	Dividends Receivable	68,643	117,219
1.01.04.06	Prepaid Expenses	42,341	38,456
1.01.04.07	Other	230,363	397,959
1.02	Long-Term Assets	3,266,334	3,162,132
1.02.01	Credits	28,312	27,066
1.02.01.01	Compulsory Loans - Eletrobras	28,312	27,066
1.02.02	Credit With Related Parties	1,310,366	1,285,434
1.02.02.01	Affiliates	-	
1.02.02.02	Subsidiaries	1,310,366	1,285,434
1.02.02.03	Other Related Parties	-	-
1.02.03	Others	1,927,656	1,849,632
1.02.03.01	Deferred Income Tax	669,456	636,448
1.02.03.02	Deferred Social Contribution	72,353	72,456
1.02.03.03	Judicial Deposits	519,756	481,122
1.02.03.04	Securities Receivable	46,133	44,595
1.02.03.05	Marketable Securities	154,270	154,458
1.02.03.06	Recoverable PIS/PASEP	56,176	55,031
1.02.03.07	Prepaid Expenses	48,437	48,110

1.02.03.08	Investment Available for Sale	253,021	248,691
1.02.03.09	Others	108,054	108,721
1.03	Permanent Assets	15,753,321	15,640,981
1.03.01	Investments	3,120,001	2,879,772
1.03.01.01	In Affiliates	-	-
1.03.01.02	In Subsidiaries	3,120,001	2,879,772
1.03.01.03	Other Investments	-	-
1.03.02	Property, plant and Equipment	12,333,522	12,430,298
1.03.02.01	In Net Operation	12,151,205	12,246,545
1.03.02.02	Construction	66,249	67,750
1.03.02.03	Lands	116,068	116,003
1.03.03	Deferred	299,798	330,911

02.01 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2	Total Liabilities	24,463,953	24,310,782
2.01	Current Liabilities	3,984,296	4,551,745
2.01.01	Loans and Financing	1,538,863	2,279,335
2.01.02	Debentures	577,938	89,152
2.01.03	Suppliers	243,033	432,791
2.01.04	Taxes and Contributions	592,602	799,413
2.01.04.01	Salaries and Social Contributions	46,897	91,805
2.01.04.02	Taxes Payable	324,695	546,047
2.01.04.03	Deferred Income Tax	162,507	118,795
2.01.04.04	Deferred Social Contribution	58,503	42,766
2.01.05	Dividends Payable	717,603	717,608
2.01.06	Provisions	12,570	8,177
2.01.06.01	Labor, Civil and Tax	12,570	8,177
2.01.07	Debt with Related Parties	-	-
2.01.08	Others	301,687	225,269
2.01.08.01	Accounts Payable - Affiliated Company	185,205	183,491
2.01.08.02	Others	116,482	41,778
2.02	Long-Term Liabilities	12,689,366	12,316,105
2.02.01	Loans and Financing	6,818,318	5,880,015
2.02.02	Debentures	900,000	1,566,550
2.02.03	Provisions	3,602,723	3,509,206
2.02.03.01	Labor, Civil, Fiscal and Environmental	588,818	584,309
2.02.03.02	For income Tax in judge	18,825	18,239
2.02.03.03	For Social Contribution in judge	42,585	42,334
2.02.03.04	Other Tax in judge	562,035	442,178
2.02.03.05	Deferred Income tax	1,757,691	1,780,990
2.02.03.06	Deferred Social Contribution	632,769	641,156
2.02.04	Debt with Related Parties	1,022,823	1,006,489
2.02.05	Others	345,502	353,845
2.02.05.01	Provision for Investment Devaluation	62,834	68,437
2.02.05.02	Others	282,668	285,408
2.03	Deferred Income	-	-
2.05	Stockholder´s Equity	7,790,201	7,442,932
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,946,563	5,008,072
2.05.03.01	Own Assets	4,946,563	5,008,072
2.05.03.02	Subsidiaries/Affiliates	-	-
2.05.04	Revenue Reserves	736,594	736,594
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Estatutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Income	-	-
2.05.04.05	Profit Retentions	-	-

2.05.04.06	Especial For Non-Distributesd Dividends	-	-
2.05.04.07	Other Profit Reserves	487,203	487,203
2.05.04.07.01	For Investments	487,203	487,203
2.05.05	Retained Earnings	408,868	-

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 -01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2003	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.01	Gross Revenue from Sales and Services	1,912,141	1,912,141	1,645,432	1,912,141
3.02	Deductions from Gross Revenue	(323,783)	(323,783)	(253,398)	(323,783)
3.03	Net Revenue from Sales and Services	1,588,358	1,588,358	1,392,034	1,588,358
3.04	Cost of Goods and Services Sold	(863,101)	(863,101)	(699,744)	(863,101)
3.04.01	Depreciation, Depletion and Amortization	(156,065)	(156,065)	(117,652)	(156,065)
3.04.02	Others	(707,036)	(707,036)	(582,092)	(707,036)
3.05	Gross Profit	725,257	725,257	692,290	725,257
3.06	Operating Income/Expenses	(250,082)	(250,082)	(142,635)	(250,082)
3.06.01	Selling	(59,606)	(59,606)	(47,604)	(59,606)
3.06.01.01	Depreciation and Amortization	(1,772)	(1,772)	(1,519)	(1,772)
3.06.01.02	Others	(57,834)	(57,834)	(46,085)	(57,834)
3.06.02	General and Administrative	(47,163)	(47,163)	(52,697)	(47,163)
3.06.02.01	Depreciation and Amortization	(5,565)	(5,565)	(5,570)	(5,565)
3.06.02.02	Others	(41,598)	(41,598)	(47,127)	(41,598)
3.06.03	Financial	(374,435)	(374,435)	(15,976)	(374,435)
3.06.03.01	Financial Income	32,371	32,371	(137,282)	32,371
3.06.03.02	Financial Expenses	(406,806)	(406,806)	121,306	(406,806)
3.06.03.02.01	Amortization of Especial Exchange Variation	(27,501)	(27,501)	(34,073)	(27,501)
3.06.03.02.02	Foreign Exchange and Monetary loss, net	(78,985)	(78,985)	337,712	(78,985)
3.06.03.02.03	Financial Expenses	(300,320)	(300,320)	(182,333)	(300,320)
3.06.04	Other Operating Income	11,762	11,762	71,937	11,762
3.06.05	Other Operating Expenses	(22,834)	(22,834)	(46,986)	(22,834)
3.06.06	Equity Results of Subsidiaries and Affiliated Companies	242,194	242,194	(51,309)	242,194
3.07	Operating Income/Loss	475,175	475,175	549,655	475,175
3.08	Non-Operating Income/Loss	(54)	(54)	(5,401)	(54)
3.08.01	Income	2	2	19	2
3.08.02	Expenses	(56)	(56)	(5,420)	(56)
3.09	Income before taxes and participations/contributions	475,121	475,121	544,254	475,121
3.10	Provision for income tax and social contribution	(65,125)	(65,125)	44,589	(65,125)
3.11	Deferred Income Tax	(62,637)	(62,637)	(182,811)	(62,637)
3.12	Statutory Participations/Contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Stockholder´s Equity	-	-	-	-
3.15	Net Income (Loss) for the Period	347,359	347,359	406,032	347,359
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261		71,729,261
	EARNINGS PER SHARE (R$)	0.00484	0.00484		0.00484
	LOSS PER SHARE (R$)				

Companhia Siderúrgica Nacional
Management Report for
The first quarter of 2004

(Convenience Translation into English from the Original Previously Issued in Portuguese)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas mill, and to improve their activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% participation in another rolling mill in Portugal.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

Hereunder the configuration of the Quarterly Information form, the Parent Company and Consolidated Statements of changes in Financial Position and Cash Flow are presented on table "Other Information considered material by the Company".

3. SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities Commission and IBRACON - Brazilian Institute of Accountants

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 14.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 13) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the unamortized net of the foreign exchange variations related to the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences.

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.

The swaps operations are recorded based on the operations' net results, which are booked monthly as for the contractual conditions.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of March 31, 2004 and December 31, 2003 include the following direct and indirect subsidiaries and joint subsidiaries:

Companies	Currency of Origin	Percentage share of total and voting capital stock (%)		Main Ativities
		03/31/2004	12/31/2003	
Direct Participation: Fully Consolidated				
CSN Energy Corp.	US$	100.00	100.00	Participation in other companies through equity states
CSN Export Co.	US$	100.00	100.00	Financial Operations
CSN Islands Corp.	US$	100.00	100.00	Financial Operations
CSN Islands II Corp.	US$	100.00	100.00	Financial Operations

CSN Islands III Corp.	US$	100.00	100.00	Financial Operations
CSN Islands IV Corp.	US$	100.00	100.00	Financial Operations
CSN Islands V Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VII Corp.	US$	100.00	100.00	Financial Operations
CSN Islands VIII Corp.	US$	100.00	100.00	Financial Operations
CSN Overseas	US$	100.00	100.00	Financial Operations
CSN Panama, S.A.	US$	100.00	100.00	Participation in other companies through equity states
CSN Steel Corp.	US$	100.00	100.00	Participation in other companies through equity states
Cia. Metalic Nordeste	R$	99.99	99.99	Production of packings
Indústria Nacional de Aços Laminados - INAL S.A.	R$	99.99	99.99	Steel Products Service Center
FEM - Projetos, Construções e Montagens S.A.	R$	99.99	99.99	Assembly and Mantainance
CSC - Cia. Siderúrgica do Ceará	R$	99.99	99.99	Steel Marketing
CSN Energia S.A.	R$	99.90	99.90	Trading of Eletric Power
CSN Participações Energéticas S.A.	R$	99.70	99.70	Participation in other companies through equity states
CSN I S.A.	R$	99.67	99.67	Steel Marketing
Sepetiba Tecon S.A.	R$	20.00	20.00	Maritime Port Services
Direct Participation: Proporcionally Consolidated				
GalvaSud S.A.	R$	51.00	51.00	Steel Products Service Center
Companhia Ferroviária do Nordeste (CFN)	R$	49.99	48.60	Logistics
Indirect Participation: Fully Consolidated				
CSN Aceros, S.A.	US$	100.00	100.00	Steel Products
CSN Cayman Ltd.	US$	100.00	100.00	Financial Operation and Product Trading
CSN Iron, S.A.	US$	100.00	100.00	Financial Operations
CSN LLC	US$	100.00	100.00	Steel Marketing
CSN LLC Holding	US$	100.00	100.00	Participation in other companies through equity states
CSN LLC Partner	US$	100.00	100.00	Participation in other companies through equity states
Energy I Corp.	US$	100.00	100.00	Participation in other companies through equity states
Management Services Co., Inc.	US$	100.00	100.00	Services
Tangua Inc.	US$	100.00	100.00	Participation in other companies through equity states
Sepetiba Tecon S.A.	R$	80.00	80.00	Maritime Port Services
Indirect Participation: Proportionally Consolidated				
Lusosider	EUR	50.00	50.00	Steel Marketing

The Financial Statements prepared in US dollars and in Euros were translated at the exchange rate in effect on March 31, 2004 –R$/US$2.9086 (R$/US$2.8892 on December 31, 2003) and EUR/US$1.23182 (EUR/US$1.26353 on December 31, 2003).

The gains/losses originated by this translation were accounted for in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated. These Financial Statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the preparation of the consolidated Financial Statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the Financial Statements for the year ended December 31, 2002, the Company did not consolidate the investee MRS Logística S.A., due to the fact that it does not represent any relevant change to the consolidated economic unit. As of March 31, 2004 and December 31, 2003, the Company holds 32.22% of participation in the total capital stock and 18.72% in the investee voting capital stock.

The participation in Itá Energética S.A. is shown, as investment available for sale in long-term assets, therefore, was not consolidated. (See note 11)

The reconciliation between shareholders' equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholder's equity		Net profit (loss)	
	31/3/2004	31/12/2003	31/3/2004	31/3/2003
Parent company	7,790,291	7,442,932	347,359	406,032
Elimination of gains on inventories	(39,558)	(23,561)	(15,999)	(9,483)
Other adjustments	1	11	1,925	
Consolidated	7,750,734	7,419,382	333,285	396,549

5. TRANSACTIONS WITH RELATED PARTIES

a) Asset

Companies	Accounts receivable	Financial Aplicattion	Mutua/ Current Accounts(1)	Debentures	Dividends Receivable	Advance for future capital	Advance to Suppliers	Total
CSN Cayman	359,507		247,860					607,367
CSN Export Co.	769,032							769,032
CSN Islands II Corp.	58							58
CSN Islands III Corp.	77							77
CSN Islands IV Corp.	48							48
CSN Islands V Corp.	57							57
CSN Islands VII Corp.	285							285
CSN Overseas			562,476					562,476
CSN Panama, S.A.	538		500,030					500,568
GalvaSud S.A.	4,577							4,577
INAL S.A.	38,838							38,838
MRS Logística S.A.	111							111
Exclusive Funds		2,121,474						2,121,474
CSN Energia S.A.	4				68,643			68,647
Others	48,766			36,000		54,031	29,647	168,444
Total on 03/31/2004	1,221,898	2,121,474	1,310,366	36,000	68,643	54,031	29,647	4,842,059
Total on 12/31/2003	1,330,871	2,089,716	1,285,434	36,000	117,219	51,530	39,818	4,950,588

b) Liabilities

Companies	Prepayments	Loans and Financing			Accounts Payable	Suppliers		Total
		Fixed Rate Notes[2]	Investees Loans	*Swap*	Mutual/Current Accounts(1)	Associated Companies Inventory	Other	
CSN Cayman	64,483				96,945			161,428
CSN Export Co.	782,084				14,289			796,373
CSN Iron		1,798,242						1,798,242
CSN Islands III Corp.		227,716						227,716
CSN Islands IV Corp.		297,391						297,391
CSN Islands V Corp.		444,689						444,689
CSN Islands VII Corp.		888,279						888,279
CSN Islands VIII Corp.		1,056,694			348			1,057,042
CSN Overseas	453,010		53,295		1,051,319			1,557,624
Banco Fibra				54,602				54,602
GalvaSud S.A.							51	51
INAL S.A.						11,840	(943)	10,897
MRS Logística S.A.							29,550	29,550
CSN Energia S.A.					45,126			45,126
Other					1		141,933	141,934

Total on 03/31/2004	1,299,577	4,713,011	53,295	54,602	1,208,028	11,840	170,591	7,510,944
Total on 12/31/2003	1,297,617	4,000,792	100,864	(84,068)	1,189,980	23,227	172,652	6,701,064

c) Result

Companies	Income				Expenses		
	Revenues from sales and services	Interest and exchange variation	Others	Total	Revenues from sales and services	Interest and exchange variation	Total
CSN Cayman	133,236	7,833		141,069		4,210	4,210
CSN Export Co.	282,059	7,558		289,617		16,837	16,837
CSN Iron						51,637	51,637
CSN Islands II Corp.						5,596	5,596
CSN Islands III Corp.						7,100	7,100
CSN Islands IV Corp.						7,580	7,580
CSN Islands V Corp.						11,663	11,663
CSN Islands VII Corp.						44,152	44,152
CSN Islands VIII Corp.						63,609	63,609
CSN Overseas		9,642		9,642		27,781	27,781
CSN Panama, S.A.		9,558		9,558			
Banco Fibra						96,752	96,752
GalvaSud S.A.	11,597			11,597	372		372
INAL S.A.	129,207			129,207	2,661		2,661
MRS Logística S.A.					38,160		38,160
Exclusive Funds		75,881		75,881			
Other			3	3	86,432		86,432
Total on 03/31/2004	556,099	110,472	3	666,574	127,625	336,917	464,542
Total on 12/31/2003	541,125	(65,137)	39	476,027	88,840	(166,140)	(77,300)

CSN Cayman and CSN Iron – The Company has Indirect Participation through Energy I Corp. and CSN Panama S.A, respectively
Other: CFN, CSC, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM, Sepetiba Tecon S.A. ,Cia. Metalic Nordeste, CSN Aceros, CSN Steel, Lusosider, Itá Energética S.A., CSN I S.A. and CSN Participações Energéticas S.A.

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:
(1) Annual Libor + 3% p.y. – Indeterminate maturity – CSN Cayman, CSN Export Co., CSN Overseas e CSN Panamá S.A. (part)
IGPM + 6% p.y – indeterminate maturity – CSN Panama S.A.(Part)
(2) Contracts in US$ - interest of 9.5% p.y.. (1st tranche) and 8.25% p.y.(2st tranche) - maturity 1ª and 2ª tranche: 06/01/2007 – CSN Iron

- Interest of 9.75% p.y. – Maturity: 04/22/2005 – CSN Islands III Corp
- Interest of 6.85% p.y. – Maturity: 06/04/2005 – CSN Islands IV Corp
- Interest of 7.875% p.y. – Maturity: 07/07/2005 – CSN Islands V Corp
- Interest of 7.3 and 7.75% p.y. – Maturity: 09/12/2008 – CSN Island VII Corp
- Interest of 5.65% p.y. – Maturity: 12/16/2013 – CSN Island VIII Corp

6. MARKETABLE SECURITIES

	Parent Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Short term				
Financial investment fund	2,121,474	2,089,716	2,218,778	2,225,245
Investments abroad (Time Deposit)	39,097	3,048	827,887	1,134,890
Fixed income investments	32,339	31,380	77,167	65,657
	2,192,910	2,124,144	3,123,832	3,425,792

Derivatives			370,446	228,965
	2,192,910	2,124,144	3,494,278	3,654,757
Long Term				
Fixed income investments and debentures (net of probables losses and with holding income tax)	154,270	154,458	169,247	169,335
	154,270	154,458	169,247	169,335
	2,347,180	2,278,602	3,663,525	3,824,092

The Company management applies most of the Company's financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation.

7. ACCOUNTS RECEIVABLE

	Parent Company		**Consolidated**	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Domestic market	702,768	695,978	936,626	935,143
Subsidiary and Associated Company	61,968	42,499		
Other clients	640,800	653,479	936,626	935,143
Foreign market	1,080,337	1,142,383	412,030	323,407
Subsidiary and Associated Company	1,159,930	1,288,372		
Other clients	16,390	21,585	426,573	410,083
Exportation Contract Advance	(95,983)	(167,574)	(14,543)	(86,676)
Allowance for doubtful accounts	(100,913)	(98,270)	(147,271)	(144,439)
	1,682,192	1,740,091	1,201,385	1,114,111

MAE

The Company's subsidiary, CSN Energia, carries a balance receivable in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of March 31, 2004 amounted to R$114.635 (R$118.187 on December 31, 2003).

From September 2000 to September 2002, the Company recorded the amounts determined in conformity with the statements provided by the MAE amounted to R$482,937 and until March 31, 2004, CSN received the amount of R$368,302.

Further, with the respect to the balance receivable as of March 31, 2004, R$77,496, it refers to amounts due by concessionaires and/or permissionaires under preliminary injunctions for suspending the corresponding payments. The Company's Management understands that it is not necessary to set up a provision for doubtful accounts in view of the actions being taken by the Company and by the official sector agencies.

8. INVENTORIES

	Parent Company		**Consolidated**	

	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Finished products	232,301	125,740	369,333	272,354
Products in process	142,180	98,034	150,709	106,696
Rawmaterials	226,516	172,558	267,452	217,272
Spare parts and maintenance supplies	216,282	216,985	251,570	255,961
Imports in progress	7,064	9,083	8,856	11,879
Others	8,574	20,035	18,996	27,645
	832,916	642,435	1,066,916	891,807

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Current assets				
Income tax	213,372	241,194	229,907	251,609
Social contribution	53,465	61,737	59,417	65,486
	266,837	302,931	289,324	317,095
Long-term assets				
Income tax	669,456	636,448	681,698	650,401
Social contribution	72,353	72,456	76,774	77,493
	741,809	708,904	758,472	727,894
Current liabilities				
Income tax	162,507	118,795	163,008	119,462
Social contribution	58,503	42,766	58,683	43,006
	221,010	161,561	221,691	162,468
Long-term liabilities				
Income tax	1,757,691	1,780,990	1,794,171	1,818,851
Social contribution	632,769	641,156	632,769	641,156
	2,390,460	2,422,146	2,426,940	2,460,007

	31/3/2004	31/3/2003	31/3/2004	31/3/2003
Income				
Income tax	(38,526)	(132,990)	(32,005)	(125,923)
Social contribution	(24,111)	(49,821)	(21,766)	(47,248)
	(62,637)	(182,811)	(53,771)	(173,171)

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

| | 03/31/2004 | | | | 12/31/2003 | | | |
| | Income Tax | | Social Contribution | | Income Tax | | Social Contribution | |
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Assets								
Non deductible provisions	112,768	178,671	40,597	50,504	107,050	129,600	38,539	47,184
Taxes under litigation		123,201				112,279		
Taxes losses/ Negative basis	100,604	331,874	12,868		131,843	314,734	22,370	
Goodwill amortization		7,018				6,232		
Others		28,692		21,849	2,301	73,603	828	25,272
	213,372	669,456	53,465	72,353	241,194	636,448	61,737	72,456
Liabilities								
Deferred exchange variation	18,920		6,811		25,795	4,841	9,286	1,743
Income tax and social contribution on revaluation reserve	93,000	1,752,850	33,480	631,026	93,000	1,776,149	33,480	639,413
Other	50,587	4,841	18,212	1,743				
	162,507	1,757,691	58,503	632,769	118,795	1,780,990	42,766	641,156

The deferred assets related to income tax losses and social contribution negative basis were set up based on the history CSN's profitability and on projections of future profitability, which were approved by Company's Administration Council. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the computation of the Consumer Price Index ("IPC") of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (refer to note 19, item c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

| | 03/31/2004 | | 03/31/2003 | |
	IRPJ	CSL	IRPJ	CSL
Net income (Loss) before CSL and IRPJ	475,121	475,121	544,254	544,254
- Rate	25%	9%	25%	9%
Total	(118,780)	(42,761)	(136,064)	(48,983)
Adjustments to reflect the effective rate:				
Equity Result	60,609	21,819	(10,270)	(3,697)
Relief of MAE Exposition	2,833	1,020	(12,629)	(4,546)
Earnings from foreign subsidiary	(50,588)	(18,212)	(21,311)	(7,672)
"Plano Verão" effects			65,829	48,929
Temporary differences placed on deferred			132,989	49,820
Other permanent addition (writte off)	16,058	240	(5,740)	(2,066)
Parent Company's current and deferred income tax and social contribution	(89,868)	(37,894)	12,804	31,785
Consolidated current and deferred income tax ando social contribution	(90,251)	(37,993)	4,493	28,529

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court of the unconstitutionality of the Decrees no. 2,445/88 and no. 2,449/88, by the Senate Resolution no. 49/95, and based on the legal counsel opinion, the Company states on March 31, 2004 the amount of R$565,176 (R$55,031 on December 31, 2003) in respect of this credit, which includes principal and legal charges.

11. INVESTMENTS AVAILABLE FOR SALE

The Board of Directors decided to sell the company's shareholding in Itá Energética and as a consequence, the investment balance was transferred to long term assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art 7°. As of March 31, 2004, total assets amounts to R$253,022 (R$248,691 on December 31, 2003) and the equity result for the first quarter of 2004 amounts to R$4,330 (R$42,209 on the first quarter of 2003). The realization estimated value of such asset is higher than the accounted balance as of March 31, 2004

12. INVESTIMENTS

a) Direct participation in subsidiary and jointly controlled companies

				03/31/2004			12/31/2003	
	Number of shares		%	Net Income (loss)	Stockholders' equity (unsecured liability)	%	Net Income (loss)	Stockholders' equity (unsecured liability)
Companies	Common stock	Preferred stock	Ownership	For the quarter		Ownership	For the quarter	
Steel and services								
GalvaSud S.A.	3,538,541		51.00	(5,249)	7,643	51.00	26,422	15,945
INAL S.A.	130,000		99.99	16,652	309,724	99.99	34,768	293,072
Cia. Metalic Nordeste	75,763	4,425	99.99	(1,705)	90,684	99.99	10,964	87,005
CSC	1,100		99.99			99.99	(2)	(4,590)
FEM	376		99.99	17,910	(35,808)	99.99	(66,521)	(56,418)
CSN I S.A.	1	1	99.67		2	99.67		2
Corporative								
CSN Overseas	272,951		100.00	141,858	1,185,087	100.00	263,852	1,036,271
CSN Energy Corp.	200,000		100.00	1,644	536,146	100.00	75,443	530,937
CSN Islands Corp.	50		100.00		145	100.00		145
CSN Panama, S.A.	17	11	100.00	40,132	656,760	100.00	4,386	612,515
CSN Export Co.	1		100.00	18,717	23,364	100.00	4,613	4,616
CSN Islands II Corp.	1		100.00		(1,736)	100.00	(1,869)	(1,724)
CSN Islands III Corp.	1		100.00	(1)	(582)	100.00	(580)	(577)
CSN Islands IV Corp.	1		100.00	(1)	(92)	100.00	(93)	(90)
CSN Islands V Corp.	1		100.00	(1)	(151)	100.00	(153)	(150)
CSN Islands VII Corp.	1		100.00	(83)	(282)	100.00	(201)	(198)
CSN Islands VIII Corp.	1		100.00	(9,260)	(11,201)	100.00	(1,934)	(1,932)
CSN Steel Corp.	1		100.00	1,666	11,152	100.00	12,800	12,733
Energy and infrastructure								
MRS Logistica S.A	35,085	74,289	32.22	34,874	315,512	32.22	351,882	280,639
CFN	18,153		49.99	(8,493)	(12,266)	48.60	(38,678)	(3,037)
Sepetiba Tecon S.A.	12,444		20.00	(4,883)	(11,291)	20.00	(12,127)	(6,408)
CSN Energia S.A.	1		99.90	835	177,709	99.90	(16,559)	91,829
CSN Participações Energéticas S.A.	1		99.70		1	99.70		1

b) Investment Movement

	12/31/2003					03/31/2004		
Companies	Investment Balance	Balance of (provision for loss)	Addition Retirements	Equity result	Net Goodwill (Negative Goodwill)	Investment Balance	Balance of (provision for loss)	Consolidated
Steel and services								
GalvaSud S.A.	8,132			(4,234)		3,898		

INAL S.A.	293,065			16,652		309,717		
Cia. Metalic Nordeste	199,130		5,268	(1,706)	(3,144)	199,548		108,990
CSC		(4,590)		(1)			(4,591)	
FEM		(56,418)	2,700	17,910			(35,808)	
CSN I S.A.	2					2		
	500,329	(61,008)	7,968	28,621	(3,144)	513,165	(40,399)	108,990
Corporative Center								
CSN Overseas	1,036,271			148,816		1,185,087		
CSN Energy Corp.	530,936			5,209		536,145		
CSN Islands Corp.	145			1		146		
CSN Panama, S.A.	612,515			44,245		656,760		
CSN Export Co.	4,616			18,748		23,364		
CSN Islands II Corp.		(1,724)		(12)			(1,736)	
CSN Islands III Corp.		(577)		(5)			(582)	
CSN Islands IV Corp.		(90)		(1)			(91)	
CSN Islands V Corp.		(150)		(1)			(151)	
CSN Islands VII Corp.		(198)		(84)			(282)	
CSN Islands VIII Corp.		(1,932)		(9,269)			(11,201)	
CSN Steel Corp.	12,733			(1,581)		11,152		
	2,197,216	(4,671)		206,066		2,412,654	(14,043)	
Energy and infrastructure								
MRS Logistica S.A.	90,432			11,238		101,670		101,670
CFN		(1,476)		(4,657)			(6,133)	
Sepetiba Tecon S.A.		(1,282)		(977)			(2,259)	
CSN Energia S.A.	91,794			717		92,511		
CSN Participações Energéticas S.A.	1					1		
	182,227	(2,758)		6,321		194,182	(8,392)	101,670
	2,879,772	(68,437)	7,968	241,008	(3,144)	3,120,001	(62,834)	210,660

(1) Do not include Itá Energetica equity result . See note 11

(2) Do not include the indirect subsidiaries investment balances. See amounts as follows in the note d "Goodwill/Negative goodwill and other indirect investments" of this note.

c) Additional Information about the Investees

- GalvaSud S.A.

Incorporated on May 26, 1998, through a partnership between CSN (51,0%) and Thyssen-Krupp Stahl AG (49,0%), it initiated its operational activity in December 2000. it has as objective the operation of a galvanization line for hot immersion and weld laser lines to produce welded "blanques" directed to the automobile industry.

The GalvaSud shares were provided as guarantee of financing obtained by the company from Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

- Industria Nacional de Aços Laminados - INAL

As of April 30, 2003, in continuing the process of corporate reorganization, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústira de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados – INAL S.A.

The Company aims to be CSN's arm in the commercialization and reprocessing of steel products in terms of being a service and distribution center.

- Cia Metalic Nordeste

The objective of Cia. Metalic Nordeste, Incorporated on November 27, 2002, based at Maracanaú, in the state of Ceará, it is the manufacture of packings in steel and interest in other companies.

The goodwill of R$125,759, recorded upon acquisition of the investment, has its economical foundation based by the future rentability of the company's assets, as Metalic is the only manufacturer of two pieces steel can. Metalic has 5.5% of the market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To March 31, 2004, the Company amortized R$16,769 of this goodwill, of which R$3,144 in 2004 (R$13,625 on December 31, 2003).

- FEM

The Company was incorporated on April 22, 1976 with the objective of rendering services on steel structure assembly and its aggregates.

On June 02, 2002, as a CSN decision, the Company closed down its activities.

- MRS Logística S.A.

Incorporated on September 20, 1996, through a privatization auction. The Company's main objective is to explore and develop the inland transit's public service at the Southeastern network.

MRS transports the ore from Casa de Pedra to UPV Mill and the imported raw material through the Sepetiba Port. It also links the Presidente Vargas Mill to the Ports of Rio de Janeiro and Santos and also to the state of São Paulo, the principal CSN market.

- CFN

Incorporated on July 18, 1997, through a privatization auction. It has as main objective, the exploration and development of the cargo railroad transport public service at the southeastern network.

- Sepetiba Tecon S.A.

Investment made on September 3, 1998, through a privatization auction. The objective is to exploit the nº 1 Containers Terminal of the Sepetiba Port, located in Sepetiba, state of Rio de Janeiro.

On November 7, 2003, CSN and Companhia Vale do Rio Doce - CVRD entered into a contract for the purchase and sale of investments that provided the Company with the full control of Sepetiba Tecon through the acquisition of 62,5% of the share participation of its controlling company CSN Aceros.

- CSN Energia S.A.

Company incorporated on October 27, 1999, with the main objective of distributing and trading the excess of electric energy generated by CSN and by companies, consortiums or other entities in which CSN hold participation.

d) Goodwill, negative goodwill and other indirect participations

As of March 31, 2004, the Company and its subsidiaries maintained on their consolidated balance sheet the net amount of R$34,479 of investment goodwill, negative goodwill and other indirect participation, as follows: Lusosider Projectos Sierúrgicos S.A. – negative goodwill of R$52,941 based on the expectation of future losses; Tangua Inc. – goodwill of R$80.0267 based on the expectation of future profits with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL S.A. – goodwill of R$7,104 based on the expectation for future profits with the amortization defined for five years and R$49 of other indirect participation.

e) Additional Information about indirect participation abroad.

CSN LLC

The Company was incorporated in 2001 with the assets and liabilities of the ex Heartland Steel Inc. located in Terre Haute, state of Indiana – EUA and is a complex comprising cold rolling, hot coil seraping line and galvanization line.

On October 13, 2003, CSN through its subsidiary CSN Panamá, S.A., recorded an increase in the capital of Tangua Inc. by a capitalization account receivables amounting to US$175 million and became the holder of 100% of each capital share through its subsidiaries CSN LLC Holding and CSN LCC Partner is the holder of al shares of CSN LLC shares.

Lusosider

Lusosider Aços e Planos S.A. was incorporated in 1996 providing continuity to Siderurgia Nacional – flat products company, privatized on that date by the Portuguese Government. The company is located in Seixal, Portugal and is engaged in a galvanization line and tin plates.

On june 18,2003, the Company through its subsidiary CSN Steel Corp., acquired from Espírito Santo investment bank shares issued by Lusosider Projectos Siderúrgicos S.A., holder of Lusosider Aços e Planos S.A., which represents 50% of the total capital of Lusosider's capital in the amount of EUR10,8 million (US$11,8 million).

13. PROPERTY, PLANT AND EQUIPMENT

	Effective rates for depreciations, depletion and amortization (% p.a)	Parent Company			
		03/31/2004			12/31/2003
		Cost	Accumulated depreciation epletion and amortization	Net	Net
Land		116,068		116,068	116,003
Machinery and equipment		10,769,509	(717,870)	10,051,639	10,144,612
Buildings	4.00	798,747	(30,666)	768,081	769,432
Furnitures and fixtures	10.00	93,114	(80,182)	12,932	13,748
Mines and mineral deposits	0.49	1,236,793	(4,693)	1,232,100	1,233,523
Other asset items	20.00	164,460	(78,007)	86,453	85,230
		13,178,691	(911,418)	12,267,273	12,362,548
Construction in progress		66,249	66,249	67,750	
Parent company		13,244,940	(911,418)	12,333,522	12,430,298
Consolidated		14,235,554	(1,201,368)	13,034,186	13,134,055

At the Extraordinary General Shareholders' Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred.

At the Extraordinary General Shareholders' Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report, considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,769,704 for the assets, already net of the depreciation.

As of March 31, 2004, the assets provided as guarantee of financial operations amounted R$1,775,695 (R$2,309,512 on December 31, 2003).

Depreciation, depletion and amortization for the first quarter of 2004 amounted to R$174,792 (R$120,953 in 2003), of which R$171,297 (R$113,902 in 2003) charged to cost of production and R$3,495 (R$7,051 in 2003) charged to selling, general and administrative expenses (amortization of deferred charges not included.

The amount of depreciation, depletion and write off of revalued assets of the controlling company charged to results for each year is transferred in the stockholders equity, in an equal amount from the revaluation reserve to retained earnings. During the first quarter of 2004, this total net of the income tax and social contribution aggregated R$61,509 (R$28,848 in 2003).

Construction in progress is mainly comprised of a set of investment plans aiming at the technological updating and development in order to maintain the company's competitiveness on the national and international markets. The main plans are geared to projects for protection of environment, cost reduction, infrastructure and automation and information technology. The total financial charges capitalized in the first quarter of 2004 for construction in progress amounted to a net expenditure of R$757 (net revenue of R$9,789 on the first quarter of 2003).

14. DEFERRED CHARGES

	Parent Company		Consolidated	
	03/31/2004	12/31/2003	03/31/2004	12/31/2003
Defered exchange variation	1,360,636	1,360,636	1,368,644	1,368,644
Information technology projects	165,304	156,320	170,331	161,346
Other projects	188,153	186,754	291,093	288,851
	1,714,093	1,703,710	1,830,068	1,818,841
Accumulated amortization	(1,414,295)	(1,372,799)	(1,457,214)	(1,412,524)
	299,798	330,911	372,854	406,317

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects on the first quarter of 2004 amounted R$ 13,995 (R$ 9,634 on 2003), of which R$ 10,104 (R$ 6,820 on 2003) appropriated to production cost and R$ 3,891 (R$ 2,814 on 2003) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27 and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

The Company deferred the exchange variation in the amount of R$1,360,636 in September 2001 and until March 31, 2004 amortized R$1,284,957 (R$27,501 on the first quarter of 2004). The balance will be amortized until 2004, the net movement being as follows:

Deferements	Deferred exchange variation	Accumulated depreciation including loan settlement				Balance to be amortized on
		2001	2002	2003	2004 (1st quarter)	2004
2001	1,360,636	(615,173	(511,944	(130,339	(27,501)	75,679

15. LOANS, FINANCING AND DEBENTURES

	Parent Company				Consolidated			
	03/31/2004		12/31/2003		03/31/2004		12/31/2003	
	Short Term	Long Term	ShortTerm	Long Term	Short Term	Long Term	ShortTerm	Long Term

FOREIGN CURRENCY

Prepayment	276,431	1,134,718	174,538	1,235,494	111,572		112,758	75,842
ACC	81,934		164,391		81,934		164,391	
Fixed Rate Notes	387,913	4,325,098	760,398	3,240,394	428,419	4,015,927	628,054	3,411,302
BNDES/Finame	155,091	742,949	154,181	772,944	162,994	752,422	154,181	772,944
Financed Imports	187,601	234,674	171,247	270,860	347,108	247,777	332,995	347,236
Bilateral	54,011	121,449	44,571	105,830	54,011	121,449	44,571	105,830
Others	20,261	73,543	105,985	59,068	51,578	133,497	75,681	62,581
	1,163,242	6,632,431	1,575,311	5,684,590	1,237,616	5,271,072	1,512,631	4,775,735
LOCAL CURRENCY								
BNDES/Finame	47,990	178,887	55,951	188,425	103,466	186,916	55,951	188,425
Debêntures (Note 16)	577,938	900,000	89,152	1,566,550	577,938	900,000	89,152	1,566,550
Others	61,448	7,000	54,168	7,000	14,907	21,325	79,159	39,932
	687,376	1,085,887	199,271	1,761,975	696,311	1,108,241	224,262	1,794,907
Total Loans and Financing	1,850,618	7,718,318	1,774,582	7,446,565	1,933,927	6,379,313	1,736,893	6,570,642
SWAP	266,183		593,905		361,723		649,878	
Total Loans and Financing + SWAP	2,116,801	7,718,318	2,368,487	7,446,565	2,295,650	6,379,313	2,386,771	6,570,642

On March 31, 2004, the long-term amortization schedule is shown below:

	Parent Company	Consolidated
2005	1,081,100	1,136,515
2006	1,164,250	1,179,651
2007	2,036,676	532,099
2008	1,847,071	1,334,985
2009	231,194	239,053
2010 to 2024	1,358,027	1,957,010
	7,718,318	**6,379,313**

Interest is applied to the external and domestic loans and financing and debentures, at the following annual rates as of March 31, 2004:

	Parent Company	Consolidated
Up to 7%	4,241,856	3,789,152
Between 7.1 to 9%	1,855,252	1,048,740
Between 9.1 to 11%	3,585,186	3,671,457
Above 11%	152,825	165,614
	9,835,119	**8,674,963**

Breakdown of total debt by currency of origin:

	Parent Company	Consolidated

	03/31/2004	12/31/2003	03/31/2004	12/31/2003
U.S. Dollar	55.25	66.89	69.92	71.88
Yen	21.41	10.47	1.85	2.33
Long-term interest rates - TJLP	2.31	2.44	3.33	3.91
CDI	12.38	12.58	14.03	13.78
Basket of currencies	2.04	2.11	3.45	2.48
Other currencies	6.61	5.51	7.42	5.62
	100.00	100.00	100.00	100.00

The Company carries out derivative operations, in accordance with Note 17, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees provided for the loans and financing amount to R$3,855,220 as of March 31, 2004 (R$4,794,549 on December 31, 2003), and comprise mainly fixed assets items, bank guarantees, prepayment operations and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies, as mentioned in Note 18.

On January 2004 the Company issued Notes, through CSN Island VIII Corp., the amount of US$200 million with 9.75% rate p.y. and maturity in 10 years.

16. DEBENTURES

(a) First Issue

As approved at the Extraordinary Stockholders' General Meeting and ratified at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures nominatives and non convertible, with no guarantee or preference, with unit nominal value of R$10. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total notional amount of R$690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders' equity as capital reserve.

The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis", being the first issue corrected by CDI plus 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer's.

In conformity with the provisions of "Private Deed for Issuance of Non-convertible unsecured Debentures of Companhia Siderúrgica Nacional's First Issuance " of February 10, 2002, and in compliance with the provisions of CVM instruction nº 358, the Company's administration Council approved at the meeting held on January 7, 2004 the redemption of all debentures of second series, covered by the deed, representing a total of 15,000 (fifteen thousand) debentures, which was done on February 9, 2004.

On March 31, 2004 and December 31,2003, the Company repurchased 2,345 debentures of the first series.

(b) Second Issue

As approved at the Administration Council meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 nominative, non convertible debentures, unsecured and without preference in one sole series, for the nominal unit value of R$10. Such debentures were issued for the total amount of R$400,000, being the credits arose from the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded in the stockholders investment as a capital reserve.

The unit notional amount is updated monetarily stated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the CDI Cetip. Maturity is foreseen for December 1, 2006.

c)Third issue

As approved at the Administration Council meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 nominative and non convertible debentures, unsecured and without preference in two series, at the unit notional amount of R$10. Such debentures were issued for the total value of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in stockholders' investment as a Capital Reserve.

The notional amount of the 1st series is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of CDI Cetip and the 2nd series by the IGP-M plus 10% p.y. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd series for December 1, 2008.

The deeds for the issue of these three series of debentures have certain restrictive covenants, which have been duly complied with.

17. FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes specially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of March 31, 2004, R$6.508,688 of the Company's consolidated debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations, that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps and forward contracts, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in the Parent Company's balance sheet accounts as of March 31, 2004, in which market value differs from the book value, are as follows:

	Book Value	Market Value
Investment and Goodwill in jointly owned subsidiary - INEPAR	3,727	1,122
Loans and financing (short and long term)	9,835,119	10,534,792

On March 31, 2004 the consolidated position of derivative agreements outstanding was as follows:

	Agreement			
	Date	Expiration date	Reference value	Market value
Foreign exchange Swap	Sundry	01/01/2004 a 01/12/2005	US$1,022,003 thousand	(R$150,691)
Variable income Swap (*)	Sundry	5/2/2005	US$49,223 thousand	R$122,695
"Cap" Interest Options (semestral Libor)	03/28/2001	12/31/2004	US$100,000 thousand	

(*) Refers to no cash swap that, at the end of the contract, the counterpart shall remunerate the variation of variable income assets, inasmuch the subsidiary of CSN Overseas undertake to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

Considering the loss position in the exchange and interest derivatives, the Company recorded the respective market values.

(c) Market Value

The amounts presented as "market value" were calculated according to the conditions that were used in local and foreign markets on March 31, 2004, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company's Board of Directors.

18. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and guarantees):

Companies	Moeda	In Million 03/31/2004	12/31/2003	Expiration Date	Conditions
Cia. Metalic Nordeste	R$	4.8	4.8	05/15/2008	Invoices/guarantee given to Banco Santos ref. Contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	7.2	01/27/2003 to 01/30/2006	Invoices/guarantee given to Banco Rural, BEC and ABC Brasil re. Working capital contracts
Cia. Metalic Nordeste	R$	20.1	20.1	1/15/2006	Guarantee given to the BNDES, for contracts re. Financing of machinery and equipment
CSN Iron	US$	79.3	79.3	6/1/2007	Promissory Note of Eurobond operation
CSN Islands III	US$	75.0	75.0	4/21/2005	Installment of guarantee for the CSN emission of Bonds
CSN Islands IV	US$	100.0	100.0	6/4/2004	Installment of guarantee for the CSN emission of Bonds
CSN Islands V	US$	150.0	150.0	7/7/2005	Installment of guarantee for the CSN emission of Bonds
CSN Islands VII	US$	75.0	75.0	9/12/2008	Installment of guarantee for the CSN emission of Bonds
CSN Islands VII	US$	200.0	200.0	9/12/2008	Installment of guarantee for the CSN emission of Bonds
CSN Islands VIII	US$	350.0	350.0	12/16/2013	Installment of guarantee for the CSN emission of Bonds
INAL S.A.	R$	2.6	2.6	3/15 and 4/15/2006	Guarantee for equipment financing
Sepetiba Tecon S.A.	US$		36.0	12/30/2004 to 09/15/2013	Guarantee for equipment implementation terminal financing
Sepetiba Tecon S.A.	R$		29.3	12/15/2011 and 1/16/2012	Guarantee for financing of 60% of construction work and installations

19. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	03/31/2004	12/31/2003

	Deposits	Contingent liability	Deposits	Contingent liability
Short Term:				
Labor		7,149		5,757
Civil		5,421		2,239
Fiscal				181
Parent Company		12,570		8,177
Consolidated		12,570		8,177
Long Term:				
Labor	17,669	57,150	17,633	59,513
Civil	3,606	40,511	3,136	38,926
Fiscal	280,100	1,053,192	241,972	928,048
Income Tax	125,271	18,825	125,271	18,239
Social Contribution	93,110	42,585	93,110	42,334
Parent Company	519,756	1,212,263	481,122	1,087,060
Consolidated	542,281	1,309,616	502,367	1,201,102

The provision for contingencies estimated by the Company's Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable

a) Labor litigation dispute:

As of March 31, 2004, CSN was the defendant in 3,018 labor claims (2,930 on December 31,2003, which required a provision in the amount of R$64,299 (R$65,270 on December 31, 2003). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees' obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of March 31, 2004 the Company accrued the amount of R$45,932 (R$41,165 on 2003)

c) Tax Litigation Dispute:

Income Tax and Social Contribution

The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to computation of the Consumer Price Index - IPC, occurred in 1989, by a percentage of 51.87%.

In February 2003, part of a favorable final decision by the Federal Regional Court of the 1st Region was judged, granted to CSN the right to recognize part it's claim, by the percentage of 42.72%, deducting the monetary stated of 12.51% applied to the calculation of the income tax and social contribution. The Company continues to claim the unfavorable part.

As a consequence, in 2003 CSN recorded the amount of R$161,789 for reversal of part of the relates provision for contingency and set up R$207,390 of income tax (IRPJ) and social contribution (CSL) tax credits related to this claim.

As of March 31, 2004, the Company has recorded R$218,381 as judicial deposit (R$218,381 on December 31, 2003) and a provision of R$61,410 (R$60,573 on December 31, 2003).

In February 2003, the tax authorities assessed the Company for the calculation of prior years' IRPJ and CSL. On August 21, 2003 a decision was given by the 2nd Team of the Federal Revenue Agency that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. The Company set up the provision for contingencies in the amount of R$413,437.

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. As provision amounts to R$256,747 as of March 31, 2004 (R$224,488 on December 31,2003), which includes legal charges.

The Company obtained a favorable sentence in the first stage of appeal and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of March 31, 2004 is R$210,707 (R$187, 678 on December 31, 2003), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents.

The Company recorded judicial deposits in 2002 and its corresponding provision in the amount of R$21,497 on March 31, 2004 (R$21,170 on December 31,2003), includes legal charges.

The first instance court decision was unfavorable and the process is currently sub–judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, due to the fact that the issue is very recent. According to the Company's lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5,1989 to October 16, 1996. The provision as of March 31, 2004 amounts to R$31,283 (R$29,468 on December 31, 2003), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$45,854 (R$42,563 on December 31, 2003) are being accrued as of March 31, 2004, including legal charges.

The sentence at the first stage of appeal was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company's lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), whose amount as of March 31, 2004 aggregated R$10, 579 (R$16,784 on December 31, 2003) including legal additions.

20. STOCKHOLDERS' EQUITY

	Paid in Capital	Reserves	Retained Earnings	Total Shareholders Equity
Balance 09/30/2003	**1,680,947**	**5,274,140**	**874,269**	**7,829,356**
Reversal of revaluation reserve		(1,933)		(1,933)
Realization of revaluation net of income tax and social contribution		(57,201)	57,201	
Reserve premium - Insurance of debentures		6,834		6,834
Net income for the quarter			325,975	325,975
Legal reserve		52,942	(52,942)	
Investments reserve		487,203	(487,203)	
Proposed dividends and interest on capital			(717,300)	(717,300)
Balance 12/31/2003	**1,680,947**	**5,761,985**		**7,442,932**
Realization of revaluation reserve net of income tax and social contribution		(61,509)	61,509	
Net income for the quarter			347,359	347,359
Balance 03/31/2004	**1,680,947**	**5,700,476**	**408,868**	**7,790,291**

(a) Capital stock

The Company's capital stock on March 31, 2004 and 2003 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company's fixed assets approved by the Extraordinary General Stockholders' Meeting held December 19, 2002 and April 29, 2003, which were intended for determining adequate amounts for the Company's fixed assets at market value. The objective of such procedure is for the financial statements to reflect assets value at a value closer to their replacement value, in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the dispositions of CVM liberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On March 31, 2004, the main CSN’ stockholders are:

	Nunber of shares (In thousand)	
	Common	%
Vicunha Siderurgia S.A.	33,337,091	46.48%
Caixa Beneficente dos Empregados da CSN - CBS	2,604,922	3.63%
Several (ADR - NYSE)	12,667,283	17.66%
Other (Stocks - appox. 26 thousand)	23,119,965	32.23%
Outstanding stocks	71,729,261	100.00%

(d) Investment Policy and Payment of Interest on Stockholders’ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404/76, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with the obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

21. NET REVENUES AND COST OF PRODUCTS SOLD

	Parent Company					
	03/31/2004			03/31/2003		
	Tons (In thousand)	Net Revenues	Cost of Products Sold (In thousand)	Tons	Net Revenues	Cost of Products Sold
Domestic Market	761	1,117,523	606,601	731	928,869	466,015
Foreign Market	297	373,407	200,739	352	376,267	194,965
Steel Products	1,058	1,490,930	807,340	1,083	1,305,136	660,980
Domestic Market		91,839	52,286		82,354	37,093
Foreign Market		5,589	3,475		4,544	1,671
Other Sales		97,428	55,761		86,898	38,764
	1,058	**1,588,358**	**863,101**	**1,083**	**1,392,034**	**699,744**

	Consolidated					
	03/31/2004			03/31/2003		
	Tons (In thousand)	Net Revenues	Cost of Products Sold (In thousand)	Tons	Net Revenues	Cost of Products Sold
Domestic Market	776	1,176,460	624,709	730	988,780	501,563
Foreign Market	362	569,201	321,609	362	483,538	214,029

Steel Products	1,138	1,745,661	946,318	1,092	1,472,318	715,592
Domestic Market		107,368	74,516		108,309	46,575
Foreign Market		12,121	3,475		4,544	1,670
Other Sales		119,489	77,991		112,853	48,245
	1,138	**1,865,150**	**1,024,309**	**1,092**	**1,585,171**	**763,837**

22. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company' business segments.

	Consolidated			
	Steel and Services	Corporative Infrastructure	Energy and	Total
Net Revenue	1,856,977		8,173	1,865,150
Cost of Products and services sold	(1,008,192)		(16,117)	(1,024,309)
Gross Profit	**848,785**		**(7,944)**	**840,841**
Operational income and expenses				
Sales expenses	(124,495)		(459)	(124,954)
Administrative expenses		(60,270)	(2,793)	(63,063)
Other Operation Incomes (expenses)	5,929	(989)	(214)	4,726
	(118,566)	(61,259)	(3,466)	(183,291)
Net Financial Result		(122,631)		(122,631)
Net Exchange Variation		(81,178)		(81,178)
Equity Adjustments	11,830	(4,381)		7,449
Operating Income (Loss)	**742,049**	**(269,449)**	**(11,410)**	**461,190**
Non-Operation losses	339			339
Income before income tax and social contribution	**742,388**	**(269,449)**	**(11,410)**	**461,529**
Income Tax and Social Contribution	(207,027)	74,904	3,879	(128,244)
Net Income (Loss)	**535,361**	**(194,545)**	**(7,531)**	**333,285**

23. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated	
	03/31/2004	03/31/2003	03/31/2004	03/31/2003
Financial expenses:				
Loans and financing - foreign currency	(60,569)	(34,375)	(137,262)	(53,793)
Loans and financing - Brazilian currency	(57,308)	(56,698)	(68,692)	(63,020)
With subsidiaries	(106,531)	(53,111)		

PIS/COFINS on financial revenues	(36,833)	(4,485)	(37,453)	(4,722)
Fiscal interest, fine and interest on arrears	(9,274)	(3,393)	(9,836)	(3,965)
CPMF	(23,034)	(15,938)	(24,809)	(17,822)
Other financial expenses	(6,771)	(14,333)	(12,015)	(20,947)
	(300,320)	(182,333)	(290,067)	(164,269)
Financial Income:				
Yeld on Financial Application net of provision for losses	77,305	7,282	123,711	11,990
Exchange Swap	(73,194)	(157,346)	28,220	(157,346)
Other Income	28,260	12,782	15,505	20,701
	32,371	(137,282)	167,436	(124,655)
Net financial income	(267,949)	(319,615)	(122,631)	(288,924)
Monetary Variation				
- Assets	4,441	5,522	3,449	3,330
- Liabilities	(5,740)	(21,541)	(5,858)	(23,959)
	(1,299)	(16,019)	(2,409)	(20,629)
Exchange Variation				
- Assets	19,342	(61,407)	51,821	(49,264)
- Liabilities	(97,028)	415,138	(102,421)	308,685
- Amortization of deferred foreign exchange variation	(27,501)	(34,073)	(28,169)	(34,741)
	(105,187)	319,658	(78,769)	224,680
Net monetary and exchange variations	(106,486)	303,639	(81,178)	204,051

24. STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ Million	
	03/31/2004	03/31/2003
Revenue		
Sales of products and services	1,900	1,637
Allowance for doubtful accounts	(3)	(1)
Non-operating income		(5)
	1,897	**1,631**
Input purchased from third parties		
Raw material used up	(384)	(320)
Cost of products and services	(256)	(196)
Materials, energy, third-party services and others	(105)	(31)
	(745)	**(547)**
Gross value-added	**1,152**	**1,084**

Retention

Depreciation, amortization and depletion	(63)	(81)
Net produced value-added	**1,089**	**1,003**

Value-added transferred

Income from equity states	242	(51)
Financial income/Exchange variation	56	(193)
	298	**(244)**
Total value-added to distribute	**1,387**	**759**

VALUE-ADDED DESTINATION

Staff and charges	68	93
Taxes, charges and contributions	517	414
Interest of capital stock	393	(183)
Retained earnings (loss)	409	435
	1,387	**759**

25. STATEMENT OF EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ Million			
	Parent Company		Consolidated	
	03/31/2004	03/31/2003	03/31/2004	03/31/2003
Net Income	1,588	1,392	1,865	1,585
Gross Profit	725	692	841	821
Operating Expeses (sales, general and administrative)	(107)	(100)	(188)	(166)
Depreciation (cost of product sold and operating expenses)	164	125	180	133
EBITDA	782	717	833	788
EBITDA-MARGIN %	49%	52%	45%	50%

26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, as legal entity of social security end, with no lucrative end and authorized to function by the deliberation nº1964, of December 28, 1979, from the Ministry of Social Security. CBS congregates CSN employees, of CSN related companies and entity itself, and provided they sign the assent agreement and its activities are conducted by the law nº109, of May29, 2001.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Oficial Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, in activity, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of March 31, 2004 and December 31, 2003, the plans are presented as follow:

	03/31/2004	12/31/2003
Members	**18,819**	**18,929**
In activity	7,454	7,504
Retired employees	11,365	11,425
Distribution of members by benefit plan:		
35% of Average Salary Plan	**5,988**	**6,053**
Active	46	46
Retired employees	5,942	6,007
Supplementary Average Salary Plan	**5,557**	**5,572**
Active	443	447
Retired employees	5,114	5,125
Combined Supplementary Benefits Plan	**7,274**	**7,304**
Active	6,965	7,011
Retired employees	309	293
Linked beneficiaries:	**5,449**	**5,396**
35% of average salary plan	4,251	4,220
Supplementary average salary plan	1,153	1,136
Combined supplementary benefits plan	45	40
Total of members / Beneficiaries	**24,268**	**24,325**

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar),

through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors' responsibility in 240 monthly and successive installments being the 1st to 12 th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, in conformity with the report dated January 30, 2004,

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated to the first quarter of 2004 the amount of R$6,995,(20,393 on 2003) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related contribution private pension fund outlay, totaled R$17,808(23,433 on 2003).

With respect to the recognition of the actuarial liability, the amortizing contribution related to the amount for the participants for determination of the reserve in sufficionary was deduced from the present value of total actuarial obligation of the respective plans. A number of participants are disputing in count this amortizing contribution; The Company, however, based on its legal and actuarial advises understands that such contribution was duly approved by the Complementary Social Security – SPC and consequently, is legally due by the participants.

In addition, in the case of "Plano Milênio" (Mixed Plan of Supplementary Benefit), of defined contribution, which shows net asset and where the sponsor's contribution corresponds to an equal counterpart of the participants' contribution, the understanding of the actuary is that up to 50% of the net actuarial asset may be used for reduction of the sponsor's contribution. As a result, the sponsor opted for recognizing 50% of such asset on its books, in the amount foreseen of R$4,770 in 2004 (R$2,910 in 2003).

Main acturial assuptions adopted in the actuarial liability calculation

Methodology Used	Unit Methods of Projects Credits
Rate for discount of actuarial obligation	13.4% a.y (8% real and 5% inflation)
Rate of expected yeld on plan assets	13.4% a.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% ao p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

Main actuarial assumptions adopted in the actuarial liability calculation

CSN do not have obligations on other after-employees benefit.

27.SUBSEQUENT EVENTS

- Repurchase of shares

On April 27, 2004, the Council of Administration authorized the purchase of up to 1,176,470 groups of thousand shares issued by the Company to be hold in treasury and subsequent sale and/or cancellation. The period for acquisition is of 3

months starting on April 28, 2004.

- Grouping of shares

On April 29, 2004, the Company approved, at an Ordinary and Extraordinary shareholders assembly of March 30, 2004 the Administration Council's proposal for breaking down the capital stock whereby each share would be represented by 4 shares, followed by the grouping of these shares in the proportion of 1000 shares to 1 share, which will result in grouping 250 shares into 1, as well as the change in the relationship by ADR of 1 share to 1 ADR.

- Dividends and interest on capital

On April 29, 2004, the shareholders also approved the payment of R$245,521 for interest on capital and R$471,779 for dividends, starting June 11, 2004.

OPERATIONAL INVESTMENTS

The expenses with the main projects on the first quarter of 2004 were:

Description	Value R$ '000
Improvement in the coke batteries #1,4 and 5	5,325
Replacement of steel laddies	4,555
Modernization of the picking continuum lines #3 and 4	1,538
Particulate emissions to Roof Monitor (Lanternim)	1,313
Steel Plant automation	1,170
HC cutting line installation	917
Replacement of PLC's of Electrotinning Lines #5 and 6	760
Sinter Plant # 2 Exhaustion Motors Start up Control	691
Slurry Yard	639
Replacement of converter B shell	549
Box Annealing Furnace #1 - Base process control	477
Capacity increase of Liquid Metal Overhead Cranes	389
Cutting Machines adaptation	349
Sanitary Sewage System	189
Torpedo Cars modification and repair	188
Rib eliminating roll	141
Sinter Plant #2 revamp	125
Gas I System revamp - Phase 1	120
Carbochemical rain water deviation	106
Studies and Projects	104
	19.645

Production and Production Costs

- Production

Output volumes for the first quarter of 2004 reached 1.4 million tons of crude steel and 1.3 million tons of rolled finished products, representing a growth rate of 6.5% and of nearly 20%, respectively, in relation to the same period of the previous year. This growth is the result of improved operating performance of revamped equipment (Blast Furnace #3 and Hot Strip Mill #2).

- Production Costs (Parent Company)

Total production costs were 33% higher in relation to 1Q03, following higher consumption of outsourced hot rolled coils (accounting for R$36 million of the increase) to supply CSN Paraná and fulfill the demand of coated products customers, and higher prices and consumption for outsourced coke (R$55 million) and scrap (R$10 million). Another significant issue was the higher depreciation costs (R$44 million) related to the asset revaluation effected in April 2003 and to the incorporation of CISA's assets, currently CSN Paraná.


Total Production Costs
1Q04
Depreciation 17%
Raw Material 41%
General Costs 18%
Purchased HC 5%
Fuel/Energy 11%
Labor 8%
1Q03
Depreciation 15%
Raw Material 43%
General Costs 19%
Purchase of HC 2%
Fuel/Energy 11%
Labor 10%

In the 1Q04 production costs breakdown, when compared to 4Q03, we highlight the stable coal and coke (included in raw material in the graph) share of 23% of total costs in both periods, as well as the share of dollar denominated or dollar linked costs, which held steady at 36% of cash costs (without depreciation) in the period. For further information see 'Outlook' on page 4.

Net Revenues



Consolidated Quarterly Sales
In thousand of tons

Sales volumes of finished products and slabs reached 1.1 million tons in the quarter, up 4.2% in relation to the same period of last year. In the domestic market, sales rose 6.3%, representing 68% of total sales in the quarter. In the same comparison, export sales remained stable. In comparison to 4Q03, seasonal demand and the strategy of increasing inventories, in expectation of better pricing in 2Q04, resulted in a 22% decrease in volumes sold.

Consolidated net revenues grew 17.7%, reaching R$ 1,865 million, due to higher average prices in both domestic and external markets and to slightly higher volumes. Domestic sales represented 69% of total net revenues in the quarter, in line with the same period of the previous year.

In the parent company, the Asian market, which represented 60% of our exports in 4Q03, decreased 23% in 1Q04, mainly following the increase of sales to the USA due to slabs exports to CSN LLC, increasing NAFTA's share to 27%. Europe's share also rose to 34% due to sales of hot coils to Lusosider. While comparable figures are not yet available on a consolidated basis and as CSN LLC and Lusosider sales are destined to their respective regions, CSN believes that consolidated sales will show substantially the same distribution.

Gross Profit, Operational Income and EBITDA

• Gross Profit

Gross profit for 1Q04 increased by R$19.5 million in relation to 1Q03. Gross margin, however, fell 6.7 percentage points (p.p.), from 51.8% in 1Q03 to 45.1% in 1Q04. This reduction is due to the lower average exchange rate for exports in 2004 and higher production costs on a per ton basis, being partially offset by higher prices. In relation to 4Q03, gross margin rose 5.2 p.p., following improved pricing and sales mix in 1Q04.

• Operational Income

In 1Q04, operational income reached R$658 million compared to R$672 million in 1Q03, reflecting the increase in operating expenses, mainly due to higher freight costs for exports. In relation to the previous quarter, the R$330 million increase is mainly due to lower contingencies provisions recorded as other operating expenses and to lower provisions for doubtful accounts in 1Q04, as a result of a non-recurring adjustment in 2003 for CSN Energia's Wholesale Energy Market (MAE) receivables.



Quarterly R$ million

	1Q03	4Q03	1Q04
Parent Company	717	737	782
Consolidated	788	732	833

• EBITDA

EBITDA amounted to R$833 million, a 5.8% growth in relation to the R$788 million recorded in the same period of last year. EBITDA margin (EBITDA divided by net revenues) decreased from 49.7% to 44.7%, or 5.0 p.p. due to the impact of the lower average exchange rate for exports and higher production and freight costs. Compared to 4Q03, EBITDA margin grew 8.5 p.p., in line with gross profit and reflecting the lower provisions for doubtful accounts.

Financial Results

Financial results (which include financial revenues and expenses as well as net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled an expense of R$175.6 million in the quarter, compared to an expense of R$50.1 million in the same period of 2003. The main reason for this result is the extraordinary gains arising from renegotiations of swaps in 1Q03. Deferred Exchange Losses: Total amortization of deferred 2001 exchange losses was of R$28 million in 1Q04, compared to R$35 million in 1Q03. The balance to be amortized in 2004 is R$76 million.

Net Income

As a consequence of the above-mentioned effects, consolidated net income was R$333.3 million in 1Q04, 16% below the R$396.5 million net income recorded in the previous year and 5.8% higher than that of 4Q03.

Net Debt/EBITDA = 1.4 times

On March 31, 2004, consolidated net debt was R$4,729 million, R$179 million below the R$4,908 million net debt recorded in the end of 2003. This net debt reduction was limited by the increase in working capital, following the strategic increase in inventories and the payment of income tax and social contribution related to fiscal year 2003, since net income recorded by offshore companies are only charged at the end of the year and paid in the beginning of the following period.

The low nominal cost of gross debt denominated in US Dollars, along with the net exchange variation effect and the result obtained with hedging instruments, resulted in consolidated net debt cost in Reais equivalent to 81% of CDI (interbank deposit rates), an improvement in relation to the 100% of CDI expected by the Company.

Current net debt/annualized EBITDA ratio reached 1.4x, in line with the expectations announced in the 2003 result conference call. The Company expects to keep this ratio between 1.0 and 1.2 times 2004 EBITDA.

Capex

In 1Q04, total capital expenditures were R$104 million. The highlight, once more, was the capex related to CSN Paraná, besides projects related to maintaining the operating and technological excellence of our facilities.

Recent Events

- On April 27, 2004, the Board of Directors approved a Share Buyback Program, for a 90-day period, starting on April 28, of up to 1,176,470 lots of one thousand shares (4,705,880 shares after giving effect to the share split and regrouping referred to in the next paragraph), pursuant to the limits and provisions set on CVM Instruction # 10/80.

- On April 29, 2004, CSN approved in its General and Extraordinary Shareholders' Meetings, the proposal of the Board of Directors of 03/30/2004, to split and regroup the shares representing its capital, after which, each trading lot of 1,000 former shares will be represented by 4 shares. The ADRs will effectively be split 4-for-one, and each ADR will represent one share after giving effect to the split and regrouping.

- At the shareholders' meeting also approved:

  - the payment of (i) R$245,521,000, as interest on equity; and (ii) R$471,779,000.00, as dividends, to be paid as of June 11, 2004.

  - the reelection of the members of the Board of Directors and the election of 2 additional members, Darc Antonio da Luz Costa and Yoshiaki Nakano.

Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For Periods ended as of 31 March, 2003, and 2004
(In thousand of)

	Parent Company		Consolidated	
	2004	2003	2004	2003
SOURCES OF FUNDS				
Funds provided by operations				
Net income (loss) for the period	347,359	406,032	333,285	396,549
Expenses (income) not affecting working capital				
- Monetary and foreign exchange variation and long term accrued charges (net)	102,327	(288,282)	27,462	(118,141)
- Equity pick up and amortization of goodwill	(242,194)	51,309	(7,449)	45,569
- Write-offs of permanent assets	55	105	505	347
- Depreciation/depletion/amortization	163,402	124,742	180,353	133,068
- Amortization of deferred foreign exchange Variation	27,501	34,073	28,169	34,741
- Deferred income tax and social contribution	(64,591)	141,759	(63,645)	143,317
- Provision for Contingent Liabilities PIS/COFINS/CPMF	55,289	22,658	55,289	22,658
- Employee´s Pension Fund Provision	6,995	20,393	6,731	20,393
- Deferred Income Variations			28,471	
- Others	(13,027)	(25,097)	(23,040)	(10,306)
	383,116	**487,692**	**566,131**	**668,195**
Funds Provided by Others				
Loans and financing resources	993,192	335,227	588,197	92,740
Decrease in other long term assets	19,081	5,317	11,313	34,403
Increase in other long term liabilities	68,195	35,870	68,233	2,030
Others	25,385	5,673	25,328	7,059
	1,105,853	**382,087**	**693,071**	**136,232**
TOTAL SOURCES OF FUNDS	**1,488,969**	**869,779**	**1,259,202**	**804,427**
USES OF FUNDS				
Funds used in permanent assets				
Investments	7,969	42,474		
Property, plant and equipment	78,070	491,288	92,594	60,256
Deferred assets	10,384	44,662	11,078	17,732
	96,423	**578,424**	**103,672**	**77,988**
Other				
Transfer of loans and financing to short-term	833,661	645,029	809,290	448,533
Increases in non current assets	53,679	15,573	44,954	19,039
Decrease in long-term Liabilities	1,128	36,620	1,290	55,026
Other		6		2,283
	888,468	**697,228**	**855,534**	**524,881**
TOTAL USES OF FUNDS	**984,891**	**1,275,652**	**959,206**	**602,869**
INCREASE IN NET WORKING CAPITAL	**504,078**	**(405,873)**	**299,996**	**201,558**
CHANGES IN NET WORKING CAPITAL				
Current Assets				
At end of period	5,444,298	4,374,028	6,670,519	4,692,781
At beginning of period	5,507,669	4,257,340	6,775,380	4,227,070
	(63,371)	**116,688**	**(104,861)**	**465,711**
Current Liabilities				
At end of period	3,984,296	3,965,975	4,137,661	4,992,788
At beginning of period	4,551,745	3,443,414	4,542,518	4,728,635

	(567,449)	522,561	(404,857)	264,153
INCREASE IN NET WORKING CAPITAL	504,078	(405,873)	299,996	201,558

Companhia Siderúrgica Nacional
Cash Flow Statements (Supplemental information)
For Periods ended as of 31 March, 2003 and 2004
(In thousand of reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
Cash Flow from operating activities				
Net income (loss) for the year	**347,359**	**406,032**	**333,285**	**396,549**
Adjustments to reconcile the net (loss) income for the year with the resources from operating activities:				
- Amortization of deferred exchange variation	27,501	34,073	28,169	34,741
- Net monetary and exchange variation	128,046	(368,970)	(15,546)	(239,911)
- Provision for loan and financing charges	223,715	150,544	206,199	110,427
- Depreciation/ depletion/ amortization	163,402	124,742	180,353	133,068
- Write off of permanent assets	55	105	505	347
- Equity pick up and amortization of good will	(242,194)	51,309	(7,449)	45,569
- Deferred income tax and social controbution	62,637	182,812	53,771	173,171
- Provision Swap / Forward	(327,723)	328,954	(371,502)	328,954
- Provision marked to market		(246,055)		(246,055)
- Employee´s Pension Fund Provision	6,995	20,393	6,731	20,393
- Other provisions	63,613	(42,149)	50,025	(30,384)
	453,406	**641,790**	**464,541**	**726,869**
(Increase) decrease in assets:				
- Accounts receivable - trade	87,262	71,865	(90,035)	133,480
- Inventories	(190,344)	(97,431)	(177,205)	(110,034)
- Judicial Deposits	(39,063)	(13,470)	(40,343)	(17,182)
- Credits with subsidiary and associated companies	(44,525)	65,640		
- Carryforward taxes	192,791	(12,156)	185,964	(11,248)
- Others	100,276	119,063	75,288	(9,554)
	106,397	**133,511**	**(46,331)**	**(14,538)**
Increase (decrease) in liabilities				
- Suppliers	(160,347)	(45,090)	(149,237)	(56,671)
- Salaries and payroll charges	(2,345)	9,047	(441)	9,001
- Taxes	(221,352)	(63,128)	(221,878)	(58,800)
- Accounts payable - Subsidiary Companies	(6,605)	3,624		
- Option Hedge premium		211,241		212,085
- Other	39,193	22,633	55,511	(59,055)
	(351,456)	**138,327**	**(316,045)**	**46,560**
Net resources from operating activities	**208,347**	**913,628**	**102,165**	**758,891**
Cash Flow from financing activities				
Investments	(7,969)	(42,474)		
Property, plant and equipment	(77,314)	(501,077)	(91,838)	(63,501)
Deferred assets	(10,384)	(44,662)	(11,078)	(17,732)
Net resources used on investing activities	**(95,667)**	**(588,213)**	**(102,916)**	**(81,233)**
Cash Flow from investing activities				
Financial Funding				
- Loans and Financing	993,192	1,028,977	673,822	851,405
	993,192	**1,028,977**	**673,822**	**851,405**
Payments				
- Financial Institution				
- Principal	(782,353)	(605,578)	(726,697)	(580,464)
- Charges	(200,347)	(142,142)	(190,856)	(151,689)
- Interest on stockholder´s equity/dividends	(5)	(8)	(5)	(8)

	(982,705)	(747,728)	(917,558)	(732,161)
Net resources from (to) financing activities	**10,487**	**281,249**	**(243,736)**	**119,244**
Increase in cash and cash equivalents	**123,167**	**606,664**	**(244,487)**	**796,902**
Cash and cash equivalents, beginning of period	2,193,171	850,278	3,650,707	1,186,347
Cash and cash equivalents, end of period	**2,316,338**	**1,456,942**	**3,406,220**	**1,983,249**
Additional cash flow information				
Monetary variation and interest capitalized	756	(9,789)	756	(3,245)

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

CORPORATE LAW

DATE - 03/31/2004

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
1	Total Assets	22,365,781	22,522,205
1.01	Current Assets	6,670,519	6,775,380
1.01.01	Cash	282,388	224,915
1.01.02	Credits	1,201,385	1,114,111
1.01.02.01	Trade accounts receivable - Domestic Market	936,626	935,143
1.01.02.02	Trade Accounts Receivable - Export Market	412,030	323,407
1.01.02.03	Allowance for doubtful accounts	(147,271)	(144,439)
1.01.03	Inventories	1,066,916	891,807
1.01.04	Others	4,119,830	4,544,547
1.01.04.01	Marketable Securities	3,494,278	3,654,757
1.01.04.02	Withholding Income Tax and Social Contribution to Offset	9,422	78,760
1.01.04.03	Deferred Income Tax	229,907	251,609
1.01.04.04	Deferred Social Contribution	59,417	65,486
1.01.04.05	Dividends Receivable		
1.01.04.06	Prepaid Expenses	52,030	54,799
1.01.04.07	Others	274,776	439,136
1.02	Long-Term Assets	2,043,083	1,964,670
1.02.01	Credits	28,653	27,407
1.02.01.01	Compulsory Loans - Eletrobras	28,653	27,407
1.02.02	Credit With Related Parties	-	-
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other Related Parties	-	-
1.02.03	Others	2,014,430	1,937,263
1.02.03.01	Deferred Income Tax	681,698	650,401
1.02.03.02	Deferred Social Contribution	76,774	77,493
1.02.03.03	Judicial Deposits	542,281	502,367
1.02.03.04	Securities Receivable	46,256	44,719
1.02.03.05	Recoverable PIS/PASEP	56,360	55,203
1.02.03.06	Prepaid Expenses	82,905	82,502
1.02.03.07	Investment Available for Sale	253,021	248,691
1.02.03.08	Marketable Securities	169,247	169,335

1.02.03.09	Others	105,888	106,552
1.03	Permanent Assets	13,652,179	13,782,155
1.03.01	Investments	245,139	241,783
1.03.01.01	Participações em Coligadas	-	-
1.03.01.02	Participações em Controladas	245,139	241,783
1.03.01.03	Outros Investimentos	-	-
1.03.02	Property, Plant and Equipment	13,034,186	13,134,056
1.03.02.01	In Operation Net	12,825,954	12,929,118
1.03.02.02	Construction	81,026	77,596
1.03.02.03	Land	127,206	127,341
1.03.03	Deferred	372,854	406,317

02.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2	Total Liabilities	22,365,781	22,522,205
2.01	Current Liabilities	4,137,661	4,542,518
2.01.01	Loans And Financing	1,717,712	2,297,619
2.01.02	Debentures	577,938	89,152
2.01.03	Suppliers	337,575	518,859
2.01.04	Taxes and Contributions	620,520	833,281
2.01.04.01	Salaries and Social Contributions	60,994	103,998
2.01.04.02	Taxes Payable	337,835	566,815
2.01.04.03	Deferred Income Tax	163,008	119,462
2.01.04.04	Deferred Social Contribution	58,683	43,006
2.01.05	Dividends Payable	717,603	717,608
2.01.06	Provisions	12,570	8,177
2.01.06.01	Labor, Civil and Tax	12,570	8,177
2.01.07	Debt with Related Parties	-	-
2.01.08	Others	153,743	77,822
2.02	Long-Term Assets	10,442,419	10,553,809
2.02.01	Loans and Financing	5,479,313	5,004,092
2.02.02	Debentures	900,000	1,566,550
2.02.03	Provisions	3,736,556	3,661,109
2.02.03.01	Labor, Civil, Fiscal and Environmental	686,171	698,351
2.02.03.02	For income Tax in judge	18,825	18,239
2.02.03.03	For Social Contribution in judge	42,585	42,334
2.02.03.04	Other Tax in judge	562,035	442,178
2.02.03.05	Deferred Income tax	1,794,171	1,818,851
2.02.03.06	Deferred Social Contribution	632,769	641,156
2.02.04	Debt with Related Parties	-	-
2.02.05	Others	326,550	322,058
2.02.05.01	Provision for Investment Devaluation	-	
2.02.05.02	Others	326,550	322,058
2.03	Deferred Income	34,967	6,496
2.04	Minority Interest	-	-
2.05	Stockholder´s Equity	7,750,734	7,419,382
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserve	17,319	17,319
2.05.03	Revaluation Reserve	4,946,563	5,008,072
2.05.03.01	Own Assets	4,946,563	5,008,072
2.05.03.02	Subsidiaries/Affiliates	-	-
2.05.04	Revenue Reserves	736,594	713,044
2.05.04.01	Legal	249,391	249,391
2.05.04.02	Estatutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized Income	-	-
2.05.04.05	Profit Retentions	-	-

2.05.04.06	Especial For Non-Distributesd Dividends	-	-
2.05.04.07	Other Profit Reserves	487,203	463,653
2.05.04.07.01	For Investments	487,203	463,653
2.05.05	Retained Earnings	369,311	-

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3 -01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2003	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.01	Gross Revenue from Sales and Services	2,261,816	2,261,816	1,875,335	1,875,335
3.02	Deductions from Gross Revenue	(396,666)	(396,666)	(290,164)	(290,164)
3.03	Net Revenue from Sales and Services	1,865,150	1,865,150	1,585,171	1,585,171
3.04	Cost of Goods and Services Sold	(1,024,309)	(1,024,309)	(763,837)	(763,837)
3.04.01	Depreciation, Depletion and Amortization	(169,616)	(169,616)	(123,987)	(123,987)
3.04.02	Others	(854,693)	(854,693)	(639,850)	(639,850)
3.05	Gross Profit	840,841	840,841	821,334	821,334
3.06	Operating Income/Expenses	(379,651)	(379,651)	(279,316)	(279,316)
3.06.01	Selling	(124,954)	(124,954)	(103,628)	(103,628)
3.06.01.01	Depreciation and Amortization	(2,133)	(2,133)	(1,780)	(1,780)
3.06.01.02	Others	(122,821)	(122,821)	(101,848)	(101,848)
3.06.02	General and Administrative	(63,063)	(63,063)	(63,236)	(63,236)
3.06.02.01	Depreciation and Amortization	(8,469)	(8,469)	(7,301)	(7,301)
3.06.02.02	Others	(54,594)	(54,594)	(55,935)	(55,935)
3.06.03	Financial	(203,809)	(203,809)	(84,873)	(84,873)
3.06.03.01	Financial Income	167,436	167,436	(124,655)	(124,655)
3.06.03.02	Financial Expenses	(371,245)	(371,245)	39,782	39,782
3.06.03.02.01	Amortization of Especial Exchange Variation	(28,169)	(28,169)	(34,741)	(34,741)
3.06.03.02.02	Foreign Exchange and Monetary loss, net	(53,009)	(53,009)	238,792	238,792
3.06.03.02.03	Financial Expenses	(290,067)	(290,067)	(164,269)	(164,269)
3.06.04	Other Operating Income	12,295	12,295	80,623	80,623
3.06.05	Other Operating Expenses	(7,569)	(7,569)	(62,633)	(62,633)
3.06.06		7,449	7,449	(45,569)	(45,569)
3.07	Operating Income/Loss	461,190	461,190	542,018	542,018
3.08	Non-Operating Income/Loss	339	339	(5,320)	(5,320)
3.08.01	Income	45	45	110	110
3.08.02	Expenses	294	294	(5,430)	(5,430)
3.09	Income before taxes and participations/contributions	461,529	461,529	536,698	536,698
3.10	Provision for income tax and social contribution	(74,473)	(74,473)	33,022	33,022
3.11	Deferred Income Tax	(53,771)	(53,771)	(173,171)	(173,171)
3.12	Statutory Participations/Contributions	-	-	-	-
3.12.01	Paticipations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Stockholder´s Equity	-	-	-	-
3.15	Net Income (Loss) for the Period	333,285	333,285	396,549	396,549
	OUTSTANDING SHARES (THOUSANDS)	71,729,261	71,729,261	71,729,261	71,729,261
	EARNINGS PER SHARE (R$)	0.00465	0.00465	0.00553	0.00553
	LOSS PER SHARE (R$)				

Independent Accountants Special Review Report

To the Stockholders and Management of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2004, the related statements of income for the quarter then ended, the performance report and the relevant information, presented in accordance with the accounting principles generally accepted in Brazil, prepared under the responsibility of the Company's management.

2. Except for the issue presented in paragraph (3), our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. As described in Note 14 to the quarterly financial information, the Company and its affiliate MRS Logística S.A. and its subsidiary Galvasud S.A. elected to defer net losses arising from exchange variations in the year 2001, in conformity with Provisional Measure no.3/2001 and Deliberations no.404/2001 and 409/2001 from the Brazilian Securities Commission – CVM. The accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of March 31, 2004 the stockholders' equity is overstated by approximately R$55 million (R$75 million in the year 2003) and the net income for the period ended March 31, 2004, is understated by approximately R$20 million (R$23 million for the first quarter of 2003), net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in Note 7 to the Quarterly Information, as of March 31, 2004, the Company and its subsidiaries had recorded in current assets, accounts receivable in the amount of R$77 million, related to the sale of energy in the Wholesale Electric Energy Market – MAE, for the period between September 2000 and September 2002. These amounts are subject to changes, depending on the decision on judicial process under-way filed by electric energy sector, related to the interpretation of market regulation in effect for that period.

6. The individual and consolidated financial statements as of December 31, 2003 presented for comparative purposes, were reviewed by us, and our report, dated February 27, 2004 included a qualification with respect to the deferral of net negative exchange variations for the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the wholesale Electric Energy Market – MAE for the period September 2000 to September 2002. The individual and consolidated statements of income in the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by us, and our report, dated May 2, 2003, contains a qualification with respect to the deferral of net negative exchange variations in the year 2001 and an emphasis paragraph with respect to the realization of accounts receivable related to the sale of energy on the MAE.

7. Our special review was conducted for the purpose of issuing a report on the Quarterly Information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in Note 24, the EBTIDA Statement included in Note 25, and the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the Quarterly Information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. This information was reviewed according to the review procedures mentioned in paragraph (2) above, and based on our special review, is fairly stated, in all material respects, in relation to the Quarterly Information taken as a whole.

Rio de Janeiro, April 30, 2004

DELOITTE TOUCHE TOHMATSU   Marcelo Cavalcanti Almeida
Auditores Independentes   Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Otavio de Garcia Lazcano

Otavio de Garcia Lazcano
Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.